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IntercontinentalExchange
UBS Financial Services Conference
May 10, 2011
Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
NYSE Euronext
(Commission File No. 001-33392)

IntercontinentalExchange

Safe Harbor
Forward-Looking Statements
Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. ICE and NASDAQ OMX caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i)
projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii)
statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond ICE’s and
NASDAQ OMX’s control. These factors include, but are not limited to, ICE’s and NASDAQ OMX’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of ICE’s and NASDAQ OMX’s filings with the U.S. Securities and Exchange Commission
(the “SEC”), including (i) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com and (ii) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com.  ICE’s and NASDAQ OMX’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: ICE, NASDAQ OMX, and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of ICE or NASDAQ OMX will be materially delayed or will be more costly or difficult than expected.  ICE and
NASDAQ OMX undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important Information About the Proposed Transaction and Where to Find It:
Subject to future developments, additional documents regarding the transaction may be filed with the SEC.  This material is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of common stock of NYSE Euronext.
This material is not a substitute for the tender offer statement, registration statement, offer to exchange/prospectus and other documents that are intended to be filed with the SEC by ICE, NASDAQ OMX, and their affiliates regarding an exchange offer for shares of common stock of NYSE Euronext.  Nor is this material a substitute for the joint proxy statement/prospectus or any other documents ICE, NASDAQ OMX and NYSE Euronext would file with the SEC.  Such documents, however, are not currently available.  INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT, REGISTRATION
STATEMENTS, OFFER TO EXCHANGE/PROSPECTUSES AND OTHER EXCHANGE OFFER DOCUMENTS NASDAQ OMX, ICE AND THEIR AFFILIATES WILL FILE WITH THE SEC, AS WELL AS ANY
AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE, AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER
DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT
INFORMATION.  All such documents, when filed, are available free of charge at the SEC’s website (http://www.sec.gov) or by directing a request, in the case of NASDAQ OMX’s filings, to NASDAQ OMX at
One Liberty Plaza, New York, New York 10006, Attention: Investor Relations or, in the case of ICE’s filings, to ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations;
or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Participants in the Solicitation:
ICE, NASDAQ OMX, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.  You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011. Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.
GAAP and Non-GAAP Results
This presentation includes non-GAAP measures that exclude certain items ICE considers are not part of ICE’s core business. ICE believes that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. These non-GAAP measures should be considered in context with ICE’s GAAP results. A reconciliation of
Adjusted Consolidated Net Income Attributable to ICE and Adjusted Diluted Earnings Per Common Share Attributable to ICE to the equivalent GAAP measure and an explanation of why ICE deems these non-
GAAP measures meaningful appears in ICE’s earnings press release dated May 4, 2011 and in the appendix to this presentation. The reconciliation of Adjusted Total Operating Expenses, Adjusted Operating
Income, Adjusted Operating Margin and Adjusted EBITDA to the equivalent GAAP results appears in the appendix to this presentation.  ICE’s earnings press releases and this presentation are available in the
Investors & Media section of our website at www.theice.com.  Our earnings press release is also available in our Current Report on Form 8-K filed with the SEC on May 4, 2011.

'06-'10 CAGR 30%
Millions (contracts)
700
600
500
400
300
200
100
0
231
379
504
523
662
195
2006
2007
2008
2009
2010
1Q11

-5%
0%
5%
10%
15%
20%
NYX
CME
ICE

'06-'10 CAGR 30%
Millions (contracts)
700
600
500
400
300
200
100
0
231
379
504
523
662
195
2006
2007
2008
2009
2010
1Q11

-5%
0%
5%
10%
15%
20%
NYX
CME
ICE

IntercontinentalExchange
Building on a Solid Market Position
Global franchise
Footprint and domain knowledge
Broad distribution and network effect
Diverse futures and OTC markets, and clearing
Organic growth, M&A
Opportunities in existing and new business lines
Acting ahead of financial reform
Clearing, market transparency and regulation
Innovation and execution
Delivering on industry needs ahead of the curve
Consistent growth and highest returns
Growth annually since 2005 IPO
Only exchange to return above cost of capital

OTC and Futures Volume
Consistent Growth
2008-2010 Revenue CAGR
+25% y/y
ICE: Derivatives Market Leadership

ICE Futures Europe
ICE Futures Canada
ICE Futures U.S.
Global Futures Exchanges
Chicago Climate Futures Exchange
Energy
OTC Markets
CDS
Electronic Platforms
Trade Confirmations
Market Data & Processing
ICE Link
YellowJacket
Market Data
ICE
ICE Clear U.S.
Clearing Houses
ICE Clear Europe
The Clearing Corp
ICE Trust
ICE Clear Canada

Global Futures Exchanges
ICE Futures Europe
ICE Futures Canada
ICE Futures U.S.
Chicago Climate Futures Exchange
OTC Markets
Energy
CDS
Market Data & Processing
Electronic Platforms
Trade Confirmations
ICE Link
YellowJacket
Market Data
Clearing Houses
ICE Clear U.S.
ICE Clear Europe
ICE Clear Canada
ICE Trust
The Clearing Corp

IntercontinentalExchange
4 futures exchanges
2 OTC markets
5 clearing houses
5 asset classes: ags, credit, energy,
equity index & FX
Approximately 50% of global crude and
refined oil futures market share
Leading connectivity and trading
technology
Over 3.2MM futures and OTC contracts
traded daily

Diverse Growth Platform
Global Markets in Clear View
FX
Credit
Energy
Emissions
Agriculture
Equity Index

11%
11%
10%
4%
33%
31%

'06-'10 CAGR 24%
Millions (contracts)
3,000
2,500
2,000
1,500
1,000
500
0
2006
2007
2008
2009
2010
1Q11
Energy
Agriculture
Index & FX

11%
11%
10%
4%
33%
31%

'06-'10 CAGR 24%
Millions (contracts)
3,000
2,500
2,000
1,500
1,000
500
0
2006
2007
2008
2009
2010
1Q11
Energy
Agriculture
Index & FX

IntercontinentalExchange
Average Daily Volume OTC and Futures
ICE’s global futures and over-the-counter markets serve the global commodity and derivatives markets on one integrated trading platform.

Index/FX Futures
Soft/Ag Futures
Market Data/Other
OTC Credit
OTC Energy
Energy  & Emissions Futures
ICE Global Markets
ICE 1Q11 Revenue Diversification

350
300
250
200
150
100
50
0
Millions (Contracts)
'06-'10 CAGR 25%
137
194
237
262
329
99
2006
2007
2008
2009
2010
1Q11

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
Thousands (contracts)
3,958
4,923
5,240
6,141
6,938
7,270
2006
2007
2008
2009
2010
1Q11

Millions (Contracts)
'06-'10 CAGR 25%
137
194
237
262
329
99
2006
2007
2008
2009
2010
1Q11

Thousands (contracts)
3,958
4,923
5,240
6,141
6,938
7,270
2006
2007
2008
2009
2010
1Q11

IntercontinentalExchange

ICE Futures
Annual Futures and Options Volume
Futures and Options Open Interest
1Q11 $157MM in revenues, +28% y/y
1Q11 ADV of 1.6MM contracts, +24% y/y
Strong growth in Brent, Gasoil, Cotton, Sugar
o
Energy futures ADV of 1.2MM, +36% y/y
o
Ag & Fin ADV of 445K, +1% y/y
o
Emissions (ECX) volume +22% y/y; full integration
of Climate Exchange successfully completed
o
Record Brent volume on May 5
Open Interest +12% y/y at April 30, 2011
April 2011 ADV of 1.3MM, RPC up in Energy & Ags
(1) Volumes  and open interest include pro-forma 2006 data for both ICE Futures U.S. and ICE Futures Canada, which were acquired by ICE on 1/12/07 and 8/27/07, respectively
.
+26% y/y
(In 000) 1Q11 1Q10 y/y %
Total Volume 98,962 78,653 26%
ADV
Brent Futures & Options 532 401 33%
Gas Oil Futures & Options 287 214 34%
WTI Futures & Options 276 190 45%
Sugar Futures & Options 146 175 -17%
Cotton Futures & Options 43 30 45%
Russell Futures & Options 146 144 2%
Emissions & Options 27 22 20%
Other 139 113 23%
Total ADV 1,596 1,289 24%
1
1

'06-'10 CAGR 24%
$1,600
$1,200
$800
$400
$0
Thousands
$589
$845
$1,117
$1,202
2006
2007
2008
2009
2010
1Q11
Natural Gas
Power
Oil & Other

$600
$500
$400
$300
$200
$100
$0
Millions
$142
2006
2007
2008
2009
2010
1Q11
CDS Clearing
CDS Execution
OTC Energy

'06-'10 CAGR 24%
$1,600
$1,200
$800
$400
$0
Thousands
$589
$845
$1,117
$1,202
2006
2007
2008
2009
2010
1Q11
Natural Gas
Power
Oil & Other

$600
$500
$400
$300
$200
$100
$0
Millions
$142
2006
2007
2008
2009
2010
1Q11
CDS Clearing
CDS Execution
OTC Energy

IntercontinentalExchange

1Q11 $142MM in OTC revenues: record OTC energy
volume of 97MM
1Q11 OTC energy revenue of $103MM, +20 y/y
o
Energy ADC of $1.6MM in 1Q11, +18% y/y
o
April 2011 ADC of $1.5MM
1Q11 CDS revenue of $39MM
o
$26MM from Creditex; 55% electronic vs. 43% in 1Q10
o
$13MM from CDS clearing; up 15% from 1Q10
$18TR in CDS cleared, $1TR open interest, 490K
trades cleared, 295 clearable CDS products
o
Leading buy-side solution with $6BN cleared
OTC Energy ADC
OTC Revenues
$1,374
$520
$475
$307
$212
$150
ICE OTC Markets – Energy & Credit
$1,626
(In 000) 1Q11 1Q10 y/y %
Energy Contracts Traded 96,510 77,269 25%
Cleared 92,795 73,381 26%
% Cleared 96% 95%
Energy ADC $1,626 $1,373 18%
OTC Transaction & Clearing Fees
Natural Gas $63,831 $51,431 24%
Power $24,284 $25,044 -3%
Credit $39,077 $42,722 -9%
Oil & Other $14,600 $9,246 58%
Total OTC Revenues $141,792 $128,443 10%
+10% y/y
+18% y/y

IntercontinentalExchange
Long-term Growth Drivers
Secular Drivers
Rising demand for commodities
Increased use of risk management and hedging tools across industries
Growth in emerging economies and recovery in Western economies
Evolving regulatory landscape emphasizes transparency and clearing
ICE Specific Drivers
Exposure to growth markets
Strategic approach to new markets and products
Leadership in clearing and evolving OTC markets
Innovation and technology initiatives
Widely distributed platform and markets create network effect
Indicators of Market Vitality
Healthy volume growth through a range of cycles
Geographic diversity; growth across geographies
Customer mix that includes solid commercial market participation
Globally relevant product mix with large addressable market
Steady to rising market participation and open interest

100%
80%
60%
40%
20%
0%
57%
43%
53%
47%
2006
2010
Non U.S.
U.S.

160
120
80
40
0
63
84
97
110
153
51
2006
2007
2008
2009
2010
1Q11
Brent
GasOil

100%
80%
60%
40%
20%
0%
57%
43%
53%
47%
2006
2010
Non U.S.
U.S.

160
120
80
40
0
63
84
97
110
153
51
2006
2007
2008
2009
2010
1Q11
Brent
GasOil

IntercontinentalExchange
Geographic diversification
47% of revenues from outside of U.S.
EU/Canadian exchanges /clearinghouses
Globally relevant products, levered to
emerging economies
Broad Energy Complex
Benchmark Brent, Gasoil and WTI oil markets
50% market share of crude & refined futures
Growing OTC oil markets
Leadership in North American gas & power
Global Emissions Markets
Leading US and European emissions markets
New products: ERU futures & options
European emission volumes, +22% in1Q on 20%
growth in 2010
Phase III in EU to expand participation

Exposure to Growth Markets
Geographic Diversity
2010 Consolidated Revenues
Brent & GasOil Futures and Options
Annual Contract Volume
2006-2010 CAGR: 25%

New Cleared Energy Product Revenue
$30,000
$20,000
$10,000
$0
Thousands
2009
2010
1Q11

New Cleared Energy Product Revenue

$30,000
$20,000
$10,000
$0
Thousands
2009
2010
1Q11

IntercontinentalExchange
Product & Platform Initiatives: 2011
Execution and clearing enhancements
200 new cleared OTC energy products
OTC oil revenues up 78% in 1Q
ICE Link and RealTime – CDS automation
ICE Mobile for iPhone
New Products & Services
Ramping of 300+ new recent
products
Leverage strong energy footprint
Opportunities in financial reform
Suite of technology, transparency and
data repository tools
European Utilities Market
Aggregating key utilities customers and
products on a common platform
alongside Brent & Gasoil:
Natural Gas (Dutch, German, UK)
UK Power
Emissions
Coal

Strategic Approach to New Markets

$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Thousands (Energy OTC ADC)
100%
80%
60%
40%
20%
0%
% Cleared
2004
2005
2006
2007
2008
2009
2010
1Q11
Energy ADC
% Cleared

16,000
12,000
8,000
4,000
0
Billions (Gross Notional)
$80
$60
$40
$20
$0
Millions (Revenue)
2009
2010
Gross Notional
Clearing Revenue

$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Thousands (Energy OTC ADC)
100%
80%
60%
40%
20%
0%
% Cleared
2004
2005
2006
2007
2008
2009
2010
1Q11
Energy ADC
% Cleared

16,000
12,000
8,000
4,000
0
Billions (Gross Notional)
$80
$60
$40
$20
$0
Millions (Revenue)
2009
2010
Gross Notional
Clearing Revenue

IntercontinentalExchange
Long-term Market Opportunity
OTC Energy
Trade automation in ‘00
Pioneered OTC energy clearing ’02
97 new products introduced in 2010; 200 new
products by mid-year 2011
96% of OTC energy contracts cleared
7-fold rise in volumes since clearing
introduced
OTC Credit Derivatives
Hybrid execution model - voice & screen
55% of CDS execution revenues
electronic1Q11
295 CDS contracts available for clearing
World class risk model, global solution;
>$5BN CDS guaranty fund
Leading buy-side solution
Transition from bank to DCO in July 2011
CDS Cleared and Revenue
ADC and % Cleared

Leadership in Clearing and Evolving Markets

IntercontinentalExchange

Innovation and Technology Initiatives
ICE’s focus on leading-edge technology enables successful execution on key initiatives.
st
TECHNOLOGY
LEADERSHIP
CLEARING HOUSE
DEVELOPMENT
NEW PRODUCTS
INTEGRATION /
EVOLUTION
• Leader in electronic commodities markets – 1  fully electronic energy exchange
• Roundtrip trading time < 1 millisecond; 99.9% system availability
• Comprehensive tech services: eConfirm, ICELink, YellowJacket, ICE Mobile
• ICE Clear Europe, ICE Trust – successful greenfield businesses
• Built new risk management model for CDS; new clearing systems for ICE Cl EU
• Increases flexibility in entering new geographies and product development
• $25MM in new OTC energy product revenue in 2010; $8M in 1Q11
• 21 OTC and 5 new futures contracts added in 1Q11; Total of 200 new OTC contracts to be launched during 1H11
• New crude oil, European natural gas and emissions and coal contracts
• Successful integrator of acquired businesses with full synergy realization
• Driving automation & liquidity through electronic services and workflow solutions such as Ballista
• NYBOT, TCC – transform century-old businesses into growth platforms

Millions
$1,200
$1,000
$800
$600
$400
$200
$0
'06-'10 CAGR 38%
$314
$574
$813
$995
$1,150
$334
2006
2007
2008
2009
2010
1Q11

Millions
$800
$600
$400
$200
$0
'06-'10 CAGR 37%
$199
$338
$496
$568
$700
$219
2006
2007
2008
2009
2010
1Q11

$1,200
$1,000
$800
$600
$400
$200
$0
Millions
'06-'10 CAGR 38%
$314
$574
$813
$995
$1,150
$334
2006
2007
2008
2009
2010
1Q11

$800
$600
$400
$200
$0
Millions
'06-'10 CAGR 37%
$199
$338
$496
$568
$700
$219
2006
2007
2008
2009
2010
1Q11

IntercontinentalExchange
Double-digit growth target over the long
term:
›
1Q11 revenues up 19%; adj. exp up only 9%
Record revenues driven by record futures
and OTC segments
›
Futures rev:  $157MM,+28% y/y
›
OTC Energy rev: $103MM,+20% y/y
Strong operating efficiency
›
1Q11 adj. op margin  : 62%, adj. core margins  :
67%
Consistent earnings growth
Capital efficiency / prudent investment
›
2010 ROIC of 17%, well above cost of capital
›
Disciplined M&A
›
Expense discipline and growth focus
(1)
These are non-GAAP measures.  Please refer to the slides at the end of the presentation for a reconciliation to the equivalent  GAAP measures.
(2)
Excludes Creditex

Long-term Double-digit Growth
Revenue Growth
Adjusted EBITDA Growth
+19% y/y
+25% y/y
1
1 2

$600
$500
$400
$300
$200
$100
$0
Millions
'06-'10 CAGR 37%
$151
$288
$375
$487
$534
$155
2006
2007
2008
2009
2010
1Q11

18%
12%
6%
0%
2009
2010
CME
NYX
ICE

'06-'10 CAGR 37%
Millions
$600
$500
$400
$300
$200
$100
$0
$151
$288
$375
$487
$534
$155
2006
2007
2008
2009
2010
1Q11

18%
12%
6%
0%
2009
2010
CME
NYX
ICE

IntercontinentalExchange
Strong Balance Sheet & Cash Flow
Strong Cash Generating Model
Cash balance
$694MM unrestricted
3-year average free cash flow yield 5.5%
1Q11 operating cash flow $155MM
Disciplined Use of Capital
Debt of $523MM
Debt to TTM EBITDA of 0.6x
Available credit line of over $725MM
Repurchased $90MM in 3Q10, $210MM
remaining in authorization
Approx. 2% payout yield since 2008
Cap Ex and Cap Software expected in the
range of $50-55MM for 2011

Operating Cash Flow
Return on Invested Capital
+53% y/y

IntercontinentalExchange
Leadership in Dodd-Frank Implementation
U.S. Regulation Post -Reform
Required Central Clearing of Standardized Derivatives ICE Trust to transition to ICE Clear Credit
(Designated Clearing Organization and Clearing
Agency); ICE Clear U.S., ICE Clear Europe, ICE
Canada meet applicable Rules
Standardized Swaps must be traded on a Swap Execution
Facility (SEFs) or Designated Contract Market (DCM)
ICE OTC Energy (SEF)
ICE OTC Credit (SEF)
ICE Futures US (DCM)
Yellow Jacket (Independent Software Vendor)
Recording Keeping and Data Reporting ICE Trade Vault
(Swap Data Repository)
Position Limits ICE’s futures and OTC Exchanges prepared to
address final CFTC rules
Clearing Margin and Capital Requirements ICE Clearing Houses prepared to address final rules
Payment, Clearing,
Settlement Supervision
(Uniformity of Financial Market Utilities)
ICE Trust and ICE Clear Europe have been working
with U.S. and EU regulators to meet financial market
utility standards.  ICE prepared to meet CPSS,
IOCSO standards.
Registration of  Foreign Boards of Trade (FBOT) ICE Futures Europe and ICE Futures Canada will be registered as FBOTs in the United States

Ags & Other
6%
Interest Rates
38%
Energy
Futures
13%
Equity
Derivatives
21%
OTC Energy
22%

Ags & Other
1%
Interest Rates
42%
Equities/
Equity Options
57%

Other
10%
Cash Equities
Trading
21%
Technology
14%
Options
13%
Market Data
21%
Issuer Services
21%

Market Data
& Technology
14%
Cash Trading
& Listings
29%
Settlement
& Custody
20%
Derivatives
37%

Ags & Other
6%
Interest Rates
38%
Energy
Futures
13%
Equity
Derivatives
21%
OTC Energy
22%

Ags & Other
1%
Interest Rates
42%
Equities/
Equity Options
57%

Other
10%
Cash Equities
Trading
21%
Technology
14%
Options
13%
Market Data
21%
Issuer Services
21%

Market Data
& Technology
14%
Cash Trading
& Listings
29%
Settlement
& Custody
20%
Derivatives
37%

IntercontinentalExchange
NASDAQ OMX / ICE proposal will create stronger and more balanced businesses
PRO FORMA DERIVATIVES
BUSINESS MIX
(2010 VOLUMES) (1)
PRO FORMA CASH
EQUITIES & OPTIONS
BUSINESS MIX
(2010 NET REVENUES)
More balanced
derivatives product mix
of ICE will lead to
greater long-term
stability and generate
superior value through
economic cycles
(1) Excludes ICE OTC CDS volumes and Bclear volumes.
ICE / NYSE Liffe
NASDAQ OMX / NYSE Euronext
Highly synergistic and
complementary lines of
business that have well
diversified revenue base
with no significant
concentrations

ICE NDAQ Superior Proposal to Acquire NYX
NASDAQ OMX / ICE
NASDAQ OMX / ICE
DB / NYSE Euronext
DB / NYSE Euronext

ICE
HEDGERS
TRADERS
RISK MANAGERS
BACK OFFICE
YellowJacket
ICE mobile
ICE Link
ICE Data
ICE eConfirm
ICE Futures Europe
OTC Energy
Creditex
ICE Futures Canada
ICE Futures U.S.
ICE Clear Europe
ICE Trust
TCC
ICE Clear Canada
ICE Clear U.S.

ICE Clear Europe
ICE Futures Europe
YellowJacket
ICE mobile
OTC Energy
ICE Trust
ICE
HEDGERS
TRADERS
RISK MANAGERS
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IntercontinentalExchange

Global Risk Management Platform
Building on a strong franchise
› Futures markets remain a solid growth area
› Key benchmarks provide entry into international
markets
› Clearinghouses support new product development
and increased demand for risk management
Redefining derivatives markets
› ICE developing the roadmap for  customer
implementation and OTC evolution
› Dodd Frank points to tools needed by market
› ICE providing solutions to drive certainty
Continued growth and leadership
› Financial discipline
› Delivering on initiatives
› Customer and shareholder focused
› Nimble, responsive culture
ICE Investment Thesis

Appendix

IntercontinentalExchange
ICE Summary Balance Sheet
Strong operating cash flow
o
$155MM, + 53% y/y
Low leverage with debt to trailing
twelve-month EBITDA of 0.6x
Cash and unrestricted short-term
investments $694MM; $523MM debt
outstanding
1Q11 capital expenditures $12MM
o
Cap ex hardware $5MM
o
Capitalized software of $8MM
Existing credit facilities $725MM
o
$422MM available for general
corporate use
o
$303MM available for clearing
houses
Remaining authorization of $210MM
share repurchase
Note: Figures may not foot due to rounding. Please see press release, dated May 4, 2011 for more detail available on www.theice.com.
BALANCE SHEET 3/31/11 12/31/10 CHANGE
Assets
Cash & ST Investments $694 $624 $70
Other Current Assets 24,813 22,952 1,861
Current Assets 25,507 23,576 1,931
PPE (net) 95 95 0
Other Assets 3,021 2,972 49
Total Assets $28,622 $26,642 $1,980
Liabilities & Equity
Current Liabilities $24,986 $23,127 $1,859
Long Term Debt 260 326 (66)
Other Liabilities 405 372 33
Total Liabilities 25,651 23,825 1,826
Total Equity 2,972 2,817 155
Total Liabilities & Equity $28,622 $26,642 $1,980

IntercontinentalExchange
ICE Average Daily Volume History
ICE Average Daily Volume
January February March April May June July August September October November December
ICE Futures Europe 1,176,543 1,241,612 1,055,675 866,718
ICE Futures U.S. 383,157 469,596 422,741 389,364
ICE Futures Canada 17,775 26,311 15,533 21,298
CCFE 752 680 484 170
TOTAL 1,578,227 1,738,199 1,494,433 1,277,550
January February March April May June July August September October November December
ICE Futures Europe 811,477 893,151 839,652 939,957 983,100 831,487 760,765 795,113 955,277 899,305 895,470 753,564
ICE Futures U.S. 387,680 458,107 434,530 431,498 446,542 492,636 378,078 388,174 508,290 399,676 454,151 332,674
ICE Futures Canada 12,129 18,832 12,548 19,979 11,925 24,527 10,179 13,701 18,513 25,622 15,218 23,594
CCFE 1,204 860 1,460 1,214 1,830 1,487
TOTAL 1,211,286 1,370,090 1,286,730 1,391,434 1,441,567 1,348,650 1,150,226 1,197,848 1,483,540 1,325,817 1,366,669 1,111,319
January February March April May June July August September October November December
ICE Futures Europe 672,150 613,368 627,784 569,511 620,112 628,829 716,796 607,352 701,970 704,188 724,934 639,974
ICE Futures U.S. 298,432 356,319 395,896 396,465 369,571 444,457 287,602 391,550 452,364 355,752 347,254 330,014
ICE Futures Canada 13,269 18,986 12,998 17,952 14,552 15,239 8,039 9,863 14,097 16,558 12,007 18,224
TOTAL 983,851 988,673 1,036,678 983,928 1,004,235 1,088,525 1,012,437 1,008,765 1,168,431 1,076,498 1,084,195 988,212
January February March April May June July August September October November December
ICE Futures Europe 590,530 588,048 672,159 568,965 642,999 617,990 540,552 536,054 629,474 630,607 558,624 514,458
ICE Futures U.S. 382,602 385,430 342,956 279,122 218,147 325,931 204,216 208,608 428,907 416,142 310,446 318,887
ICE Futures Canada 17,709 20,341 16,568 15,238 11,069 14,515 8,100 9,312 11,224 14,063 7,323 12,964
TOTAL 990,841 993,819 1,031,683 863,325 872,215 958,436 752,868 753,974 1,069,605 1,060,812 876,393 846,309
Indicates record ADV
2011
2008
2009
2010
N/A - ICE acquired Climate Exchange on 7/8/10

IntercontinentalExchange
ICE Futures Rate Per Contract History
Rolling Three-Month Average Rate per Contract
2011 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
ICE Futures Europe Futures 1.53 $ 1.50 $ 1.55 $ 1.59 $
ICE Futures U.S. Agricultural Futures & Options 2.06 $ 2.08 $ 2.15 $ 2.26 $
ICE Futures U.S. Financial Futures & Options 0.94 $ 1.00 $ 1.03 $ 0.97 $
2010 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
ICE Futures Europe Futures 1.57 $ 1.54 $ 1.53 $ 1.51 $ 1.51 $ 1.49 $ 1.51 $ 1.52 $ 1.54 $ 1.53 $ 1.56 $ 1.57 $
ICE Futures U.S. Agricultural Futures & Options 2.10 $ 2.15 $ 2.13 $ 2.17 $ 2.13 $ 2.19 $ 2.18 $ 2.18 $ 2.13 $ 2.09 $ 2.08 $ 2.07 $
ICE Futures U.S. Financial Futures & Options 0.94 $ 0.96 $ 0.92 $ 0.84 $ 0.77 $ 0.71 $ 0.71 $ 0.73 $ 0.73 $ 0.80 $ 0.83 $ 0.93 $
2009 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
ICE Futures Europe Futures 1.54 $ 1.55 $ 1.57 $ 1.61 $ 1.61 $ 1.61 $ 1.58 $ 1.56 $ 1.53 $ 1.52 $ 1.54 $ 1.54 $
ICE Futures U.S. Agricultural Futures & Options 2.25 $ 2.33 $ 2.34 $ 2.33 $ 2.23 $ 2.16 $ 2.15 $ 2.10 $ 2.08 $ 2.05 $ 2.10 $ 2.10 $
ICE Futures U.S. Financial Futures & Options 0.74 $ 0.81 $ 0.78 $ 0.77 $ 0.77 $ 0.84 $ 0.86 $ 0.91 $ 0.89 $ 0.86 $ 0.85 $ 0.86 $
2008 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
ICE Futures Europe Futures 1.27 $ 1.27 $ 1.25 $ 1.24 $ 1.21 $ 1.21 $ 1.21 $ 1.22 $ 1.22 $ 1.22 $ 1.32 $ 1.42 $
ICE Futures U.S. Agricultural Futures & Options 2.08 $ 2.16 $ 2.14 $ 2.16 $ 2.13 $ 2.21 $ 2.22 $ 2.23 $ 2.22 $ 2.24 $ 2.24 $ 2.25 $
ICE Futures U.S. Financial Futures & Options n/a n/a n/a n/a n/a n/a n/a n/a 1.18 $ 1.01 $ 0.88 $ 0.78 $

IntercontinentalExchange
Non-GAAP Net Income Attributable to ICE & EPS Reconciliation
In thousands, except per share amounts
3 Months
Ended
3/31/11
3 Months
Ended
3/31/10
Net income attributable to ICE $128,904 $101,163
Add: Acquisition-related transaction costs
3,437 545
Less: Income tax benefit related to the items above
(1,301) (210)
Adjusted net income attributable to ICE
$131,040 $101,498
Earnings per share attributable to ICE common shareholders:
Basic
$1.76 $1.37
Diluted
$1.74 $1.36
Adjusted earnings per share attributable to ICE common shareholders:
Adjusted basic
$1.78 $1.38
Adjusted diluted
$1.77 $1.36
Weighted average common shares outstanding:
Basic
73,433 73,676
Diluted
74,201 74,527

IntercontinentalExchange
Non-GAAP EBITDA Reconciliation
In thousands
3 Months
Ended
3/31/11
3 Months
Ended
3/31/10
$128,904 $101,163
65,950 53,217
(988) (726)
8,206 7,110
33,131 28,214
235,203 188,978
276 696
(4,766) (4,865)
(7,695) (5,883)
(4,320) (3,600)
$218,698 $175,326
Less capitalized software development costs
Less Russell payments
Non-GAAP Adjusted EBITDA
Plus depreciation and amortization expense
Non-GAAP EBITDA
Plus other expense, net
Net income attributable to ICE
Plus income tax expense
Less interest and investment income
Plus interest expense
Less capital expenditures

IntercontinentalExchange
In thousands
Non-GAAP Operating Income, Operating Margin & Operating
Expense Reconciliation
3 Months
Ended
3/31/11
3 Months
Ended
3/31/10
Total revenues $334,280 $281,620
Total operating expenses           130,682          117,805
Less: acquisition-related trasaction costs             (3,437)                (545)
Adjusted total operating expenses $127,245 $117,260
Adjusted operating income $207,035 $164,360
Operating margin 61% 58%
Adjusted operating margin 62% 58%